Security Income Fund
File No. 811-2120
CIK No. 0000088498

EX-77Q1(b)

WHEREAS, each of SBL Fund, Series P and Security Income Fund, High Yield Series discloses in its prospectus that it expects to maintain an average weighted maturity of between five and 15 years;

WHEREAS, management recommends a change to each series' policy to provide for an expected average weighted maturity of between three and 15 years;

NOW, THEREFORE, BE IT RESOLVED, that effective May 1, 2003, the investment policy of SBL Fund, Series P and Security Income Fund, High Yield Series is hereby amended to provide for an expected average weighted maturity of between three and 15 years.

FURTHER RESOLVED, that the officers of SBL Fund and Security Income Fund are hereby authorized to amend the disclosure in each series' prospectus accordingly.